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                             July 10, 2020

       David Sobelman
       President and Chairman of the Board
       GENERATION INCOME PROPERTIES, INC.
       401 East Jackson Street
       Suite 3300
       Tampa, FL 33602

                                                        Re: GENERATION INCOME
PROPERTIES, INC.
                                                            Amendment No. 2 to
Form S-11
                                                            Filed June 15, 2020
                                                            File No. 333-235707

       Dear Mr. Sobelman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2020, letter.

       Amendment No. 2 on Form S-11

       Our Distribution Policy, page 39

   1. It appears that your distribution table is designed to calculate cash available for distribution to both
shareholders and non-controlling interest holders. As such, we are unclear why your
calculation of cash available for distribution includes adjustments to eliminate amounts
allocated to non-controlling interest holders ($493,521 adjustment to arrive at pro forma net
loss for the twelve months ended December 31, 2020 and $122,469 adjustment to reconcile
pro forma net loss to cash available to distribution). Please explain the purpose of
each of these adjustments and how they are necessary to arrive at cash available for
distribution for both shareholders and non-controlling interest holders.
 David Sobelman
GENERATION INCOME PROPERTIES, INC.
July 10, 2020
Page 2
2. We note that your distribution table arrives at total cash available for distribution of
      $1,128. Please explain to us how you determined it would be appropriate to add cash on hand to cash available for distribution in order to determine the allocation to shareholders and non-controlling interest holders, as well as the payout ratio. In this regard, we are unclear why the allocation of cash available for distribution and resulting payout ratio would not be based on the calculated amount of $1,128 with a footnote explaining that cash on hand may be used to fund any distribution shortfall.
Material Federal Income Tax Considerations, page 79

3. We note your response to comment 2. We note that your disclosure still indicates that you may elect to become a REIT after 2020. Please revise to clarify the factors the Board would consider in determining a later year or revise the disclosure consistent with your response.
4. We note the tax opinion filed as Exhibit 8.1. Please revise the disclosure in this section to clearly state the opinion of named counsel. See generally Section III.B.2 of Staff Legal
      Bulletin 19.
Pro Forma Consolidated Financial Statements, page F-39

5. In your next amendment, please include updated pro forma financial information as of and for the three months ended March 31, 2020 and for the year ended December 31, 2019 pursuant to Article 11 of Regulation S-X.
6. We have considered your response to our prior comment 4 and remain unclear why your measure of "Estimated Cash to be made available from operations" is not a non-GAAP measure. As such, please revise your disclosure to comply with the requirements under
      Item 10(e) of Regulation S-K.
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Sobelman
                                           Division of Corporation Finance
Comapany NameGENERATION INCOME PROPERTIES, INC.
                                           Office of Real Estate & Construction
July 10, 2020 Page 2
cc:       Curt Creely, Esq.
FirstName LastName